UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 3Q25 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

Third quarter 2025 results

29 October 2025
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for slides refer to the third quarter 2025 results presentation.

Materials and a webcast
replay are available at www.ubs.com/investors

Sergio P.

Ermotti
Slide 3: Key messages

Thank you, Sarah and good morning,

everyone.

The power of our

unique business model,

diversified global footprint

and balance sheet for

all seasons was evident
once again in our excellent

performance this quarter. Regardless of how you measure our

third-quarter results, we
delivered strong returns

driven by significant

momentum in our core

businesses and disciplined execution on

our
strategic priorities.

Invested assets

reached nearly

7 trillion

across the

Group, supported

by robust flows

in Global

Wealth Management
and also Asset

Management, where

we surpassed

two trillion

in invested

assets for

the first time.

In APAC, invested
assets across our asset gathering businesses now exceed

one trillion, and this quarter’s exceptionally strong flows
underscore our

position as

the region’s

largest global

wealth manager.

The build-up

of our

investment banking
capabilities in areas of strategic importance supported our outperformance of industry fee pools, and is consistent
with our ambition to increase market share. We also saw healthy private and institutional client activity across the globe. In

Switzerland, our

clients continue

to benefit

from UBS’s

unique global

footprint and

capabilities as

we
supported businesses and households with around 40 billion Swiss francs of loans granted or renewed during the quarter.

I am particularly pleased that we achieved all

of this while further advancing on our

integration efforts.

Over two-thirds

of client accounts

in Switzerland, more

than seven hundred

thousand, have now

been migrated
onto UBS platforms. We have substantially completed the migration of personal banking clients, and commenced corporate and institutional client

transfers. We are

encouraged to see improved

satisfaction from clients who

are
now on the UBS platform, and we remain on track to complete the final migrations by the end of the first quarter
next

year.

The

integration

of

Asset

Management

is

also

substantially

completed,

allowing

us

to

fully

focus

on
opportunities to drive efficient growth.
Across

the

group,

we

continue

to

streamline

our

operations.

We

are

nearly

halfway

through

our

application
decommissioning roadmap, and we

have shut down 60% of legacy

servers and processed around 40 petabytes

of

data. This keeps us well positioned to deliver

on our gross cost savings ambition by the end of 2026.

Our recent employee survey highlighted what in my view is one of the most important markers of our integration progress. Sentiment across

UBS and former

Credit Suisse colleagues

is now equally

positive and well

above industry
benchmarks, further validating our efforts to create a common culture and vision across the organization.

I am

also pleased

that we

resolved significant

legacy litigation

related to

Credit Suisse’s

RMBS matter

and UBS’s
legacy cross-border matter in France in the best interests of our shareholders.
All of this progress and business

momentum further reinforces our

capital strength and confidence

in our ability to
execute on our capital return plans as we continue

to deliver on our 2025 objectives for dividends

and buybacks.

As previously

communicated,

we will

provide more

detail on

our plans

for 2026

with our

full-year results

in February.

Our priorities

extend beyond

staying close

to our

clients and

successfully completing

the integration.

We also

remain
committed to strategically investing across our platform to position UBS for sustainable growth.

Earlier this week,
we filed

our application

for a

national bank

charter in

the U.S.

and we

expect approval

in 2026

– a

pivotal milestone
in our multi-year strategy to improve the breadth and depth of our client offering, and setting the stage for long-
term value creation.

At the

same time,

we are

advancing our

A.I. capabilities.

We

now have

340 live

A.I. use

cases across

the bank
increasing resilience and building the foundation

to enhance the client

experience, and deliver meaningful

gains in
efficiency and productivity.

With respect to the

ongoing political process on

banking regulation in Switzerland,

as you saw

at the end of

the
quarter, we submitted our response to the Capital Adequacy Ordinance consultation. We will do the same for the ongoing consultation on capital requirements related to foreign subsidiaries before it ends in early January.

Looking to

the fourth

quarter,

with valuations

elevated across

most asset

classes, investors

remain engaged

but
increasingly

focused

on

managing

downside

risks,

which

is

also

evident

in

periodic

headline-driven

spikes

in
volatility. Against this backdrop, transactional activity

and our deal pipelines

remain healthy, though sentiment can
shift

quickly

as

confidence

in

the

outlook

is

tested

and

seasonal

effects

come

into

play.

Furthermore,

macro
uncertainties along with

a strong Swiss franc

and higher US

tariffs are clouding the

outlook for the

Swiss economy,
and a prolonged US government shutdown may

delay capital market activities.
Summing up, I am very pleased with our strong results this quarter,

and I am extremely thankful to my colleagues
for their

continued dedication and

focus amid

ongoing macroeconomic and

regulatory uncertainty.

We will

stay
very focused on executing on our strategic priorities while we remain a trusted partner in the communities where
we live and work, and position UBS for long-term

value creation for all stakeholders.

With that, I hand over to Todd.

Todd

Tuckner
Slide 5 – 3Q25 profitability driven by strong revenue growth and positive operating leverage
Thank you Sergio, and good morning

everyone.

Throughout my remarks, I’ll refer

to underlying results in US dollars

and make year-over-year

comparisons, unless
stated otherwise.
In the third

quarter we delivered

reported net profit

of 2.5

billion, up 74%,

and earnings

per share of

76 cents. Our
underlying pre-tax

profit was

3.6 billion,

up 50%,

on 5%

revenue growth,

and our

return on

CET1 capital

was
16.3%.

Included in

our underlying

performance are

net litigation

reserve releases

of 668

million, primarily

driven by

the
resolution of legal matters related to Credit Suisse’s RMBS business and

UBS’s legacy cross-border case in France.

Excluding litigation, our return

on CET1 capital

was 12.7% as

we grew pre

-tax profits by

26% across the

Group
and by 19% in our core divisions.
Slide 6 – Net profit 2.5bn with underlying PBT growth in all businesses
Moving to slide 6.

This quarter’s strong financial

performance is once again proof

of the enduring advantages

of
our platform. We saw broad-based client momentum in constructive markets and disciplined execution across the franchise.
On a reported

basis, our pre-tax

profit was 2.8

billion with 561

million of revenue

adjustments and 1.3 billion

of
integration-related expenses.
Our tax expense in 3Q was 341 million, representing

an effective tax rate of 12%, supported by

the net litigation
releases. In the fourth

quarter, we expect our tax

rate to normalize,

resulting in a low

double digit effective

tax rate
for full year 2025. This excludes any effect from revaluing our DTAs as part of the year-end planning process.
Slide 7 – Achieved 10bn of gross cost saves, on track to

deliver on ~13bn target
Turning to our cost update on slide 7.

In the third quarter,

we continued to deliver on our

cost reduction program as we

make steady progress in

right-
sizing our technology estate, streamlining functions,

and reducing third-party spend.

These efforts translated into 900

million of incremental gross

run-rate cost saves in 3Q,

with the cumulative total
reaching the 10-billion mark one quarter ahead of

schedule.

Compared to our 2022 baseline, we nominally decreased our overall cost base by around 13%, or by 24% when
excluding variable compensation, litigation and currency effects.

On this basis our

conversion rate of gross-to-net
saves is 77%.
Similarly,

integration

costs

this

quarter

are

indicative

of

the

scale

and

intensity

of

the

ongoing

Swiss

platform
migration effort. We

expect moderately

lower levels

of costs-to-achieve

in the fourth

quarter as the

program enters
its final stretch, with completion early next year, after which these change-related expenses will taper further.

Our

integration costs

to date

also

reflect

the

additional opportunities

we’ve identified

along the

way

to realize
further efficiencies,

accelerate benefit capture

and, in

select cases,

drive incremental

revenues. We’ll

update you
next

quarter

on

our

2026

integration

cost

budget

and

the

gross

cost

saves

we

expect

to

deliver

as

we

sunset
integration at the end of next year.

As in

prior years,

we expect more

modest gross

and net

saves in

the fourth

quarter as a

result of

our continued
focus on the

Swiss platform migration and

a seasonal uptick

in select non-personnel

items, notably the

UK bank
levy.
Slide 8 – Our balance sheet for all seasons

is a key pillar of our strategy
Turning

to slide 8.

As of the end

of September,

our balance sheet for all

seasons consisted of 1.6 trillion

in total
assets, down 38 billion versus the end of

the second quarter.

Loan balances

remained broadly

stable at

666 billion,

with around

92% secured

by collateral.

Mortgages accounted
for 58%

of the

total, with

average loan-to-values

of about

50%, while

Lombard lending

represented

a

further
24%.

Credit-impaired exposures

in our

lending book

remained stable

quarter-on-quarter at 90

basis points,

while the
cost

of

risk

decreased

by

basis

points.

Group

credit

loss

expense

was

102

million,

mainly

relating

to

non-
performing positions in our Swiss business.

Our tangible

book value

per share

grew sequentially

by 2%

to 26

dollars and

54 cents,

primarily from

our net

profit,
which was partly offset by share repurchases.
Overall, we continue

to operate with

a highly fortified

and resilient balance sheet

with total loss absorbing

capacity
of 199 billion, a net stable funding ratio of

120% and an LCR of 182%.

We

were

active

issuers

during

the

quarter,

capitalizing

on

particularly

favorable

market

conditions.

We

placed
around 3 billion in AT1s and over 7 billion in

HoldCo, both at attractive levels,

enhancing our funding position

and
reducing financing needs for

next year. Looking ahead, we’ll remain focused on

further strengthening our funding
profile as market conditions allow.

Slide 9 – Strong profitability reinforces our capital strength
Turning

to capital on slide 9.

Our CET1 capital ratio at the

end of September was 14.8% and

our CET1 leverage
ratio

was

4.6%,

both

up

quarter-over-quarter

and

above

our

target

levels

of

around

14%

and

above

4%,
respectively.
Looking ahead, we expect our year-end

2025 CET1 capital ratio to decrease sequentially,

driven by an accrual for
intended

share

repurchases

in

2026,

as

well

as

the

full-year

2025

dividend. The

amount

of

the

accrual will

be
informed by our ongoing strategic planning process and remains subject to the continued successful execution of
the

Swiss

platform

migration

as

well

as

visibility

on

the

shape

and

timing

of

future

capital

requirements

in
Switzerland.
Turning to UBS AG. The parent bank’s standalone CET1

capital ratio was roughly unchanged

at 13.3%.

Similar to
last quarter,

we continued to pace intercompany dividend

accruals to maintain prudent capital buffers

and offset
the FX-driven headwind on leverage ratios across Group entities. While we maintain our intention to operate UBS
AG’s standalone CET1

capital ratio between

12 and a half

and 13%, we’d

expect the Parent Bank

to remain above
the upper end of the target range particularly

if dollar-Swiss stays near current levels.

Slide 10 – Global Wealth Management
Turning to our business divisions, and starting on slide 10 with Global Wealth Management.
In

a

constructive

macro

environment,

GWM

delivered

a

pre-tax

profit

of

1.8

billion.

Excluding

litigation,

profit
before tax was 1.6 billion, up 21% year-over-year,

with APAC, the Americas and EMEA

all delivering double-digit
profit growth.
Asia

Pacific

was

a

standout

with

pre-tax

profit

up

48%,

driven

by

16

percentage

points

of

positive

operating
leverage.

With the

platform migration

work

largely

behind

us

in

the

region,

the

team

is

now

fully

focused

on
delivering

for

clients

and

growing

the

franchise.

We’re

building

on

our

distinctive

advantages

in

scale,

global
connectivity

and

cross-divisional

capabilities.

That’s

evident

in

this

quarter’s

strong

flow

momentum,

top-line
expansion, and disciplined cost management.
Americas pre-tax

profits grew by

26%, reflecting

another quarter

of strong revenue

growth across all

revenue lines,
and positive operating

leverage that lifted

pre-tax margins

to 13.4%. Transactional

revenues continue to

benefit
from

the

sustained

momentum

of

GWM’s

collaboration

with

the

Investment

Bank,

where

jointly

developed
capabilities and

solutions are

resonating with

advisors and

deepening relationships

with clients.

The Americas

team
also made further progress enhancing its banking platform

to support ongoing net interest income expansion.
Excluding litigation,

EMEA delivered

a 13%

increase in

pre-tax profit,

driven by

higher transactional revenues

as
clients actively

hedged equity

and

US dollar

exposures. On

the same

basis,

in our

Swiss wealth

business, profit
before tax

decreased by

3%, as

NII headwinds from

Swiss franc

interest rates

offset strong

recurring fees,

while
transactional activity was somewhat softer than

in other wealth regions.

Onto flows. GWM’s invested assets

increased by 4% sequentially

to 4.7 trillion from

favorable market conditions
and strong asset flows.
In the third quarter, we delivered net new assets of 38 billion, representing a 3.3% annualized growth rate.

The quarterly

performance was

driven by

exceptional inflows

in Asia

Pacific, which

alone contributed

38 billion.
This included

a small

number of

sizeable flows

linked to

strategic holdings,

as well

as strong

client momentum
across the region. EMEA and Switzerland also contributed

positive net new assets of 6 and 3 billion,

respectively.
Net

new

assets

in

the

Americas

were

negative

9

billion,

primarily

reflecting

advisor

movement

following

the
structural changes we introduced last year,

including to the compensation grid, as part of the

franchise’s broader
realignment.
Importantly,

the

strategic

reset

is

already

driving

improvements

in

the

region’s

pre-tax

margins

and

operating
leverage, thereby

unlocking investment

capacity to

further enhance

the platform's

capabilities and

solutions to

help
advisors grow their books and better serve clients.
Looking ahead, we expect turnover to moderate, supported by a healthy recruiting pipeline and a record number
of advisors choosing to stay and ultimately

retire at UBS.

Net

new

fee

generating

assets

in

the

quarter

were

9

billion,

supported

by

sustained

demand

for

discretionary
mandates, including our SMA solution in the US, and MyWay

in our Swiss and international franchises, as well as
our

advisory

offerings.

Regionally,

NNFGA

growth

was

especially

strong

in

APAC

and

EMEA,

with

annualized
growth rates of 8 and 6%, respectively.

At the same

time, net new

deposit outflows

of 9 billion

largely reflect the

reversal of dynamics

observed in the

prior
quarter.

While

the

uneven

market

backdrop

in

2Q

prompted

clients

to

tactically

reposition

towards

liquidity
solutions,

in

the

third

quarter

clients

actively

redeployed

capital

into

investment

and

trading

solutions

on

our
platform.

Client re-leveraging continued for

the third consecutive quarter,

driving positive net new

loans across all

regions.
In 3Q net new lending was 3.5 billion, largely

driven by Lombard and mortgages in Switzerland

and the Americas.
Turning to revenues, which increased by 7%.

Recurring net fee income grew by 7% to 3.5 billion supported by positive market performance and over

55 billion
in net new fee-generating

assets over the past

12 months. Transaction-based income rose 11%

to 1.3 billion, with
notable strength across structured products and cash equities.

Net interest income of 1.6 billion was up 3% year-over-year and up 5% quarter-over-quarter,

with the sequential
trend reflecting a favorable mix

shift towards transactional deposits,

as well as lower

funding costs. Looking

ahead
to 4Q,

we expect

net interest

income to

be broadly

stable sequentially

as modest

growth in lending

balances should
largely offset headwinds from lower rates.
Operating expenses

in GWM

were down

1%, and

were lower

by 2%

when looking

through variable

compensation,
litigation and currency effects.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 11, where my comments will refer to Swiss francs.
P&C delivered a

third quarter pre-tax

profit of 668

million, up

1% or down

3% excluding

litigation, a

resilient result
given the Swiss macro backdrop of zero interest rates, a stronger Swiss franc, and trade uncertainty.

Importantly,

these results were

achieved during the most

operationally intensive phase of

our integration efforts,
demonstrating

disciplined

execution

and

client

focus

while

the

team

continues

to

advance

the

client

platform
migration in the Swiss booking center.
Revenues across recurring net fee and transaction-based

income were up 2%.

In Personal

Banking, the

migration of

Credit Suisse

client

accounts onto

UBS’s platform

is already

supporting

positive
revenue

momentum

through

deeper

client

engagement

and

adoption

of

our

discretionary

solutions.

Personal
Banking transactional

revenues increased by 10%

and recurring fee income

was up 6%

alongside positive

net new
client assets.

In our Corporate and Institutional

Client business, non-NII revenues rose

modestly year-over-year despite the Swiss
operating

environment.

Growth

in

corporate

finance

revenues

more

than

offset

softer

FX

hedging

and

export
finance activity, reflecting currency and trade-policy effects, respectively.

Net interest income decreased by 9% year-on-year. Sequentially,

Swiss franc NII increased by 1%, driven by lower
funding costs and

deposit pricing measures

offsetting the impact of

the 25-basis point

rate cut announced

in June.
For the fourth quarter, we expect NII to be broadly flat sequentially, both in Swiss franc and US dollar terms.
Turning to credit

loss expense. CLE in the third quarter was 58 million on an average loan portfolio of 248 billion, translating to

a 9

basis point

cost of

risk, down

5 basis

points sequentially.

This included

Stage 3

charges of

56
million largely driven by

a small number of

positions in our corporate

loan book.

For the fourth quarter, we expect
CLE to be around 80 million, reflecting continuing global macro uncertainties that are also affecting Switzerland.

Operating expenses

declined by

8% this

quarter, or 6% excluding

litigation, underscoring

continued cost

discipline,
with further synergies to come once the

Swiss client migration is completed.

Slide 12 – Asset Management
Moving to slide 12. Asset Management delivered a pre-tax profit of 282 million, up 19% year-on-year.

Excluding
net gains on disposals, AM’s profits before tax was up

70% on 5% higher revenues.
Performance fees in the quarter nearly doubled

to 87 million, supported by strong Hedge Fund

results.

Net management fees were stable at 755 million

reflecting higher balances and favorable currency effects, which were offset by industry-wide headwinds from clients shifting into lower-margin products over the past year.

Invested

assets

in

the

quarter

grew

by

5%

sequentially,

surpassing

the

2

trillion

mark

for

the

first

time.

With
integration now substantially complete, Asset Management is well placed to leverage its broader scale, enhanced
product offering and improved efficiency to drive sustained value creation.
Net

new money

was 18

billion, a

3.7% growth

rate, with

positive flows

across all

asset classes,

with particular
strength in strategic

growth segments, including

6 billion in

ETFs and 4

billion in U.S.

SMAs. Flows were

also strong
in Unified

Global Alternatives where

Asset Management’s

new client

commitments in

the third

quarter reached
nearly 2

billion alongside

8 billion

from Global

Wealth Management

clients. Overall,

assets invested

in UGA

reached
317 billion, up 4% quarter-over-quarter.
Operating

expenses

declined

by

12%

year-on-year

reflecting

execution

on

AM’s

commitment

to

improving
operating efficiency.
Slide 13 – Investment Bank
On to the IB on slide 13.

Our Investment Bank

delivered a

very strong

third quarter,

with pre-tax

profit of 787

million - more

than double
year-on-year.

While maintaining its capital discipline, the

IB generated a return on attributed equity

of 17%.
These results highlight the strategic value of

our investments in expanding our global

reach and strengthening our
talent, technology and capabilities. At the same time, the IB’s close partnership with Global Wealth Management
continues to drive increased client activity and revenues, particularly through jointly delivered structured solutions, a key differentiator in serving our wealth clients.
Across the franchise, we saw broad-based regional

momentum driving revenues up by 23% to 3

billion, with the
highest third quarter revenues in both Global Banking and

Global Markets.
APAC

was again

a standout,

posting its

best quarter

on record,

with strength

across the

franchise, as

our deep
regional

coverage and

scale

allowed

us

to

capture

elevated

market

activity

and

reinforce

the

region’s

strategic
importance to

the Group.

We’re

also pleased

that our

strength in

APAC

was recognized

by Euromoney,

which
named us Best Investment Bank in Asia.
Banking revenues reached 844 million, a 52% increase

year-on-year,

with each region outpacing the fee pool and
delivering top-line

growth in excess

of 40%. In

Advisory, revenues increased by 47%

led by M&A

delivering its

best
quarter on

record. Capital

Markets was

55% higher,

as LCM

fees nearly

doubled, led

by outperformance in

the
Americas and EMEA,

and ECM revenues

grew by

one and

a half times,

driven by the

pronounced uptick in

IPOs
and Convertible activity.
For

the

fourth

quarter,

we

expect

Banking

activity

to

normalize

from

Q3’s

exceptional

levels.

In

addition

to
seasonality factors,

our guidance

reflects both

transactions brought

forward into

the third

quarter and

potential
timing effects from the US government shut-down

delaying capital markets activities.

Looking further

ahead, our

strong pipeline

positions us well

to deliver

on our

medium term

objectives, provided
market conditions remain constructive into next year.

Supported by

high equity

volumes and

sustained client

activity, Global Markets revenues

rose by 14%

to 2.2 billion,
despite a

strong prior-year

comparative and

more normalized

levels of

volatility,

showcasing the

strength of

our
Equities and

FX businesses. Equities

revenues increased

by 15%,

with Cash

Equities reaching

a new

high, as

we
capitalized on our strongest

market share to date.

In Financing, top line

growth of 33% was

supported by Prime
Brokerage

delivering

record-level

revenues

and

client

balances.

FRC

increased

by

13%,

with

growth

across

all
products.
For the fourth quarter,

we expect more

normalized levels of transactional volumes in

Global Markets, particularly
when

compared

to

the

especially

strong

prior-year

period,

which

was

supported

by

unusually

elevated

market
activity ahead of the U.S. administration transition.
For the IB overall, operating expenses rose by 7%,

largely driven by increases in personnel expenses.
Slide 14 – Non-core and Legacy
On slide 14, Non-core and Legacy’s pre-tax profit was 102 million with negative revenues of 42 million.

Within revenues, funding costs of around 100 million were partly offset by gains from position exits in securitized
products and macro. Operating expenses in the quarter were negative 149 million driven by net litigation releases of 440

million. Excluding

litigation, expenses

were

down 56%

year-on-year and

18% sequentially,

as the

team
continues to make strong progress in driving out costs.
Slide 15 – NCL run-down continuing at pace

Onto slide 15.

Since the second quarter of 2023, NCL has reduced its non-operational risk RWAs by almost 90%,
including additional reductions

of 2

billion this

quarter,

freeing up

over 7

billion of

capital for

the Group

life-to-
date.
The

wind-down efforts

expertly executed

by

the team

over the

past several

quarters have

not

only significantly
strengthened our capital and risk position, but have

also reduced the divisional cost base by nearly 75%.
As of the end of September,

NCL had closed 94% of the 14 thousand books it started with and decommissioned
65%

of

its

IT

applications,

further

reducing

operational

complexity,

and

driving

its

strong

cost

reduction
performance.
Slide 16 – Continuing to make progress towards our 2026 exit rate targets
To

conclude, the third

quarter marks another

step forward in

our integration agenda.

We addressed

legacy risks
and

advanced the

client

migration

in

the

Swiss

booking center,

all

while

continuing

to

drive

profitable

growth
across our core franchises by staying close to clients.

The

quarter’s

strong

financial

performance

lifted

our

nine-month

underlying

return

on

CET1

capital

to

14%.
Excluding litigation and normalizing

for taxes, our return was

11% – above our full year guidance

of around 10%.
We look forward to

updating you on our expectations for 2026

when we present our fourth quarter

results early
next year.
With that, let’s open up for

questions.

Analyst Q&A (CEO

and CFO)
Giulia Aurora Miotto, Morgan Stanley
Good morning. Thank you for taking my

questions. I have two. The first one,

it seems clear that UBS is already
ahead of I guess the plan. Two examples. Cost-income and asset management 66%

against the plan of below
70%, non-core delivering ahead of expectations.

So why wait for Q4 before upgrading the guidance?
And then secondly, different topic, First Brands. I didn't see any comment this morning but there has been
extensive press coverage about the 500 million hit

on the asset management client asset

side. So, could I please
have your comments on this issue? Have you seen

outflows on the back of it? Is this impacting

your sale of UBS
O'Connor? Yeah. Any comments on this issue please. Thank you.
Todd

Tuckner
Thanks, Giulia, for the questions and good

morning. So thanks for recognizing

our progress on our plan. You're
asking why wait to update the guidance?

Well, clearly it's – as we go through our year-end planning process which is ongoing and really critical for us, that will

inform how we think about 2026 in terms of

the things I
mentioned in my prepared comments, for example, around

integration, budgets also, our gross run rate cost
saves that we expect to generate, but also the

outlook for each of the divisions, specifically around things like NII
in our asset gathering businesses and credit loss

expenses in our Swiss business. So the planning

process is
ongoing and that's the reason that we would seek

to update our guidance in the

fourth quarter.
On the First Brands topic, so to be clear, UBS does not have balance sheet exposure to First Brands and only a
small number of funds are effective [ Edit: affected
]. I mean obviously it's always unfortunate

when clients
generate losses. That said, it's important

to note that the most affected funds were targeted at

sophisticated
investors and had clear risk disclosures. No investment

guidelines were breached. It's also important to note that
we've moved swiftly to inform clients of the

potential performance impact and as

a priority we're taking steps to
protect clients' interests and maximize recovery through the complex bankruptcy process.
You also asked Giulia about O'Connor.

As previously announced, we continue to progress with the sale of the
O'Connor hedge fund business to Cantor Fitzgerald

and we're working closely together towards a first close.
Giulia Aurora Miotto, Morgan Stanley
Thanks.

Kian Abouhossein, JP Morgan
Yes, thanks for taking my questions. The first one is regarding Wealth Management Americas. You applied for the National Charter. Can you talk about the benefits of the charter and also talk about net new asset outlook
post the outflows in the third quarter that we saw

in NA and advisor attrition going forward, how

we should
think about that?
And the second question is just coming back

to the AT1 document on CS and in particular point six, where you talk about the write-down, how it was handled.

And I recall from our conversations and public statement by

the
previous CEO at that time that the AT1 write-down was a prerequisite or was done before or precondition of the
takeover of Credit Suisse. So, it sounded like two

separate steps, whereas if I read number six, it sounds

it was all
done in one go, i.e., there was no separation, so to

say. And I am just trying to understand was this a separate
step or not in terms of writing down the

AT1 and subsequent offer of UBS and CS.
Todd

Tuckner
Thanks, Kian, for your question. So first on

the National Charter, as Sergio mentioned, we just applied for the license just earlier in the week. The expectation

there is to broaden our banking capabilities. As I've said

many
times in the past, expanding NII as a percentage of revenues in the US business is one of our key strategic
priorities to narrow the pre-tax margin gap to peers. We think the

National Charter, once we receive it, will
enable us to serve our clients on a more comprehensive

basis. It will enable us to offer a suite of services on par with other banks in the US, including checking

and savings accounts, as well as an

expanded set of lending
products.
But it's also important to emphasize, as I said

also in my prepared comments, Kian, that we're very focused

on
expanding NII in our Wealth US business well before, and we're taking steps to do that. We've had our fourth
consecutive quarter of lending growth in the US business

and we believe that our differentiated and specialized
lending shelf is increasingly resonating with advisors and

clients.
In terms of the NNA outlook for the US, as

you mentioned and of course as I mentioned

during my comments,
the changes that we introduced last year, including vis-à-vis the compensation framework,

has led to some near-
term advisor movement, but importantly, is lifting pre-tax margins and most importantly, enabling us to reinvest in the platform to help advisors grow their books

and better serve clients. Looking ahead, while

I do expect some
lag effect from the movement that we've seen into next

year, we do see turnover tapering and that's supported
by a healthy recruiting pipeline, and as I mentioned

on the call in my comments, a record number of advisors
choosing to stay and retire at UBS.
On your second question regarding point six, I think it's

important here, just as we laid out, to indicate and really
what the most important part of this FAQ six is, is that the write-down of the AT1 instruments was an integral
part of the rescue package and that rescue transaction.

So that the entirety of the rescue package or rescue
transaction included things that we touched on

in the paragraph above, which is quite critical,

the PLB, the
emergency liquidity facilities that were extended, very

importantly the Swiss government's guarantee

or loss
protection agreement against losses in Credit Suisse's Non-core positions, of course, and our willingness to step
in. And the write-down of the AT1 instruments was an integral part of the overall rescue transaction. So,
hopefully, that addresses your question.
Kian Abouhossein, JP Morgan
Just quickly one follow-up on the advisor side.

Is there any time frame you could give us where advisors should be
flattening out in terms of turnover?

Not exactly, but is there a time frame of first half, second half of next year?
And just follow-up very briefly, was the transaction two transactions of the acquisition,

or was it all done in one
transaction, i.e., the FINMA measures and subsequent

takeover?

Todd

Tuckner
So, Kian, just to follow up on the first point,

look, as I mentioned, we're seeing turnover tapering

and so we're
encouraged by the trends. Next quarter I'll come out

with our net new asset guidance for the division

overall and
can offer more color on how I see the FA movement having an impact on our NNA expectations for 2026.
And on the, look, on your follow-up question,

the AT1 instruments, as I mentioned, was an integral part of the rescue transaction. It was part and parcel of the requirements that were necessary to inform UBS to come in and
acquire Credit Suisse. So that's everything we want to say

about the AT1 write-down.
Kian Abouhossein, JP Morgan
Understood. Very helpful, thank you.
Todd

Tuckner

Sure.
Jeremy Sigee, BNP Paribas
Morning. Thanks very much. First

question on Asia. Phenomenal flows in the

quarter and it sounded like it was a
bit of a mix of slightly one-off but also slightly underlying pickup. I just wondered if you could expand on

that. Is
this something that you expect to see sustained

strength? Is this the beginning of a trend of improving flows from Asia?
And then the second question, very specifically

on the dividend accruals from UBS AG to the

Group. I'm not sure
if you mentioned it. I think first half, it was

about 8 billion that you'd accrued to dividend

up. I wonder if you can
give us an updated number at the nine-month

stage. Thank you.

Todd

Tuckner
Yeah, thanks Jeremy.

So just quickly on the second one, so, in 3Q

at this point, we did not accrue any additional
dividends at UBS AG for upstream, which went to

my comment about pacing over time

the level of intercompany
dividends upstreamed to Group to manage some of the FX-driven headwinds around the leverage ratios across
Group entities. I would just comment that we did pay

the 6.5 billion, the second tranche of the 13

billion that we
accrued in the prior year just after the quarter

in terms of the upstream from the Parent Bank to Group.
On your first question in terms of Asia flows and

drivers, first, thanks for recognizing the strong performance.

I'm
very pleased with how the unit in Asia is

performing. When I look at the quarter, for sure, there was a constructive backdrop. Clients were quite engaged for

sure in terms of their willingness to engage, whether

it
was to hedge downside risks or still ride what

they saw was positive momentum

in markets. For sure, we were
seeing more APAC for APAC. So China, China Tech,

also the US remains strong – strong traction from a US
investment standpoint and pretty broad based, that's

what we were seeing as well. But just in terms of what

the
team is delivering, really as I commented, a lot of post-integration momentum. So the teams are now together

in
one platform and really demonstrating what the unit

can do. So while the performance in the

quarter was
exceptional, my expectation for the team

is that they remain engaged with clients and we continue

to perform
very well in the region. I would also call out, as I've

said in the past that what we were missing a

little bit over the
last couple of years from a macro perspective was monetization coming from ECM-type activities, particularly
IPOs. We know that the region is quite hot at the moment

and that portends upside for us as we go forward

in
terms of flows in APAC.
Jeremy Sigee, BNP Paribas
Great, thank you.
Flora Bocahut, Barclays
Yes, thank you. Good morning. I wanted to ask you a question on the comment you made in the report around
your willingness to appeal the AT1 ruling. I just wanted to understand why you as UBS would appeal, because to
my knowledge, this was only the FINMA

so far. So, do you feel like you're potentially liable in this case? Why would you become a party and appeal on

your side as well?
And the second question is regarding the cost. You're obviously well advanced on the client migration in
Switzerland. This is supposed to lead to

the IT decommissioning next year and the

cost-income ratio boost. Did
you ever provide actually a number, an absolute number, in dollar-billion of how much of a boost this would be to your cost base? Thank you.

Todd

Tuckner
Thank you. Thanks, Flora. So on the appeal which

we announced today in terms of our

intention alongside
FINMA, I think it's important to understand

that Credit Suisse requested to join the proceeding as a party before the closing of the legal merger with UBS.

And then UBS became a party to the proceeding

in June of 2023 and
has succeeded to Credit Suisse as a result of the acquisition.

Now, why is that helpful? It's in our interest to be a
party in order to ensure that our perspective on the relevant facts relating to the acquisition is considered by the
court, as well, and this is important, to safeguard

the credibility of AT1 instruments for the key role that they play in bank recovery and resolution. Now, being a party in the proceedings does not increase our potential legal
exposure, but we do feel that it's important that we

participate to bring to bear the best possible

outcome.
On your cost question, I think you were asking about

the contribution of technology, if I got you right, in terms of the bridge to 13 billion from where we are now. So we reported that we have now reached the 10 billion mark in
terms of gross run rate cost saves. So we have 3 billion

that we expect to convert a significant part

to net saves
over the course of 2026 and drive to our underlying

cost-income ratio target by the end of 2026.

Now my
expectation is, when I look out and of course

we're fine-tuning this as part of the ongoing year-end planning process, but my expectation as I look out over the last

five quarters is that technology will make up

a bit more
than a third, let's say, close to 40% of the gross run rate cost saves of that residual 3 billion and headcount capacity is sort of a similar level, with the balance

being third-party costs and real estate. And from a divisional perspective, I expect two-thirds of that benefit to inure

to Global Wealth Management and P&C, split two-third,
one-third, with the balance inuring to Non-core and the other core businesses.
Flora Bocahut, Barclays
Very helpful, thank you.
Stefan Stalmann, Autonomous Research
Good morning. Thank you very much

for taking my questions. I would like to

come back to the point on the AT1
write-down. You said what you also said in the FAQ document that being a party in the proceedings does not increase our potential legal liability and in our view there should be no liability in this matter. On which basis are
you exactly saying that? I mean, you are a party of this

process, isn't it? Do you actually have an indemnity

by the
government to compensate for

any damages that may arise out of this case?

And the second question, relatively broad question on what

you see in your US business. Is there any evidence
that the US banks are changing their competitive

behavior on the back of their additional

degrees of freedom
from a regulatory capital side, in particular, in Wealth Management? Thank you.

Todd

Tuckner
Thanks. Thank you Stefan for your questions.

So in terms of on which basis we've made

the conclusions, we're
acting on legal advice, naturally. Of course, as an accounting matter we can say that we don't believe there is a
liability and therefore if there's no liability, there's no basis to provide. And our belief is based on the fact that we believe the write-down was in accordance with the

contractual terms of the AT1 instruments and the applicable
law and that FINMA's decree was lawful. So that

was the basis of our conclusion. And no, we

don't have an
indemnity from the Swiss government.

In terms of the question on US competitive

dynamics, which I guess comes off the back of

the US banks
indicating that they have additional capital

and dry powder in that sense. Is that

changing the competitive
dynamics? Look, all we can do is control what we

can control. In terms of what's in the US, I've

been clear on
what we're doing from a US wealth perspective, been

clear on what we're doing in terms of driving additional

IB
penetration and market share in the US and the steps

we're taking and the success that we're having. I would say
that if we're talking about balance sheet expansion

that some of our peers may be able

to, and of course I can't
comment or speculate, but may be able

to bring to bear on the business. All I can

do is recognize that our
Investment Bank year-on-year has broadly flat balance

sheet consumption, RWAs are broadly flat in the IB and yet
they've driven revenue increases in – well into the double

digits. So, we continue to focus on our capital-light
strategy and execute appropriately.
Stefan Stalmann, Autonomous Research
Many thanks. Very helpful.
Joseph Dickerson, Jefferies
Hi, excuse me, I've got a couple of questions

and then just a clarification. If I look at

your Global Wealth
Management unit, so if I take GWM and I

isolate the business you call Global, over

the past four quarters that's
produced about 1.1 billion of pre-tax loss. Could you discuss what that is? And if there – if you could effectively
get that to breakeven, or sell it off, which I suppose is

complicated, there's quite an uplift to your Group pre-tax.
So I'm just wondering what is in Global, what's

the strategy there, et cetera?
And then for Q4 on the buyback, are you – how would

you think about effectively accruing for that? Would

it be
whatever you plan to conditionally buy back

or would it be part of the year or your

full-year buyback? I guess,
how to think about that.

And then my point of clarification is on

this AT1 matter,

which is, is it not a fact that when you acquired

Credit
Suisse it had no outstanding AT1 instruments? Thank you.

Todd

Tuckner
Thanks, Joseph, for your questions. I may

want clarification on the last one. Again, just

to be clear on what you
were asking before I respond to it. But on the others, quickly. In terms of what's in divisional items in GWM,
that's the integration expenses largely driving

that performance that you see in that

item. So we don't attribute
that to the units, but just have that overall captured

in GWM. So those are all the things that are effectively the cost to achieve, the cost saves, that we'll ultimately

bring to bear and drive down its cost-income

ratio further.
In terms of Q4 and the buyback accrual,

as I said, our expectation at the moment

is that whatever we determine
to be the level of share buybacks that we are either committed,

or intend to do in 2026, we will accrue

in our
capital in the fourth quarter, which is in line with the capital adequacy ordinance rules in Switzerland. So, that'll
be that. Of course, the ultimate level of what

we determine is subject to all the things

that I mentioned on the
call, our ongoing planning process, continued successful

integration steps, particularly with the Swiss

platform.
And then, as well, whether there's more visibility or any

further visibility around the shape and timing of the
capital rules here in Switzerland. So, all that will

inform what we come out and say we're intending

to do in the
fourth quarter, and that will inform the accrual. In addition, of course, our full year

2025 dividend will also be
accrued in the capital.

Now, can I just ask you just to, if you wouldn't mind, restating the last question?
Joseph Dickerson, Jefferies
Yeah, I just wanted to clarify that at the time that you acquired Credit Suisse, at that point Credit Suisse had no
outstanding AT1 instruments.
Todd

Tuckner
That is correct.
Joseph Dickerson, Jefferies
Thank you.
Anke Reingen, RBC
Hi. Yeah, thank you for taking my questions. The first is just a follow-up question on Joe's question about the
buyback. I guess previously you said when you published

your opinion paper that with full year results you

don't
expect full visibility on the regulation. I guess, nothing

has really changed on that aspect. And then, I guess,
would you be able to sort of like announce

another buyback in the course of the

year once you have more
clarity? Or would that be basically excluded

by your sort of like approach to buybacks in 2026?
And then secondly, can you talk a bit about the integration of the Swiss operations,

how that's been going? I
guess, there have been some press articles about some system failures. Would you think that's due to the
integration, or is it just sort of like part of the normal

business? And I think you had some quite attractive

deposit
rates out there. Are they basically part of your Q4 NII

guidance? Thank you very much.

Sergio P.

Ermotti
Thank you for the question, Anke. So I think that

– let me maybe remind what I mentioned in the last

few
quarters, as we were answering the question on capital

returns, that our capital return policies,

and particularly
around share buyback, will not be a stop-and-go policy. So, as you heard from Todd, we're going to complete our current outstanding share buyback plan and at year-end,

all things being equal, we expect to accrue for

share
buyback to be executed during 2026. The

size of the share buyback will be determined

as we complete our
process and as we have more visibility, both on how the integration is progressing and also on any potential developments on the capital requirements topic in Switzerland.

But, yes, we're going to have a share buyback in
2026, all things being equal.
So yeah, let's – on the integration side, Todd you may chime in. But, I would say that of course when you go
through such an enormous – we have been migrating

40 petabytes of data, migrating 700,000 clients

out of 1.2
million clients. So I think that's – what we try

to do is always try to make it as smooth as possible

for everybody. I
would say that so far the vast majority of the clients

that are now part of the UBS platform are happy about

the
migration. Of course, you always have some

people not being happy. Like, if I ask you to move from iOS
telephone to an Android or the other way around. The

first couple of days, maybe you are not so pleased.

But, I
don't think that we have any major issues here. Actually

things are going pretty well and we are now very
focused on completing that. So the rest of deposit

outflows, I think that was more...
Todd

Tuckner
Yeah. Sergio, thanks. Just to pick up – agreed. So, just to pick up on Sergio's point, any system issue is unrelated
to the client migration. In terms of – you asked,

sort of, maybe a broader question or maybe a more specific
question, but I'll answer it. The most important

thing to remember is that we're managing our net

interest
income, Anke, in an environment of zero interest rates. So I think it's fair to say that the balance sheet

dynamics
play quite an important role in enhancing the NII as

best as we can. And you can even see that

a bit in the
quarter-on-quarter this quarter. So we're pricing to be competitive in the market since where we want high value, or deposits of high funding value. But,

I wouldn't call out anything unusual about

what we're doing other
than to enhance our NII wherever possible.
Anke Reingen, RBC
Thank you.

Chris Hallam, Goldman Sachs
Morning. Just two quick follow-ups really from me left.

First, you mentioned that you expect to receive approval
for the national bank charter in 2026. From the point

of that approval, how do you see the timeline and

the
quantum for the PBT margin improvement in US wealth?

Just I would assume that that's additive to the

FY26
RoCET1 exit rate. So just any color there would be

super helpful.
And then second, you also flagged that a prolonged

US Government shutdown may

delay US capital markets
activities in the fourth quarter. Could you just give us a sense of materiality on that?

I guess, if we assume that
the Q2 accounts deadline is missed for potential

listings, how that may impact the IB numbers

for 4Q for you?
Thank you.
Todd

Tuckner
Thanks for your questions. So, look, on the –

I think the important thing on the national

charter in terms of when
we get it and what it means. First of

all, it's been priced into our longer-term plan since it's been something that
we have been intending to do. I think it's

important to understand that, and as I mentioned

in response to an
earlier question, we're very focused on building out

our NII and banking capabilities in the

US now and the
national charter is a natural add-on to that.

This is not just a wait for that and then

it's going to be
transformational, but rather it's going to be

part of an evolution. And it's going to –

obviously, if we want our
clients, the great majority of whom are doing their banking

with other banks, our peers largely in the US

and we
want to have those clients start to bank with

us, that's going to take time. So, but

we can't do it until we have
the charter, the charter,

the license approved. So, that's going to enhance

things. But I would just say it's going
to take time. We'll keep you up and give you color

as to expectations, but right now, from where I sit, that's
something where I'm much more focused on ensuring

that we're doing the right things to drive NII expansion
now and to use the charter as an enhancement

to that.
In terms of the US government shutdown,

very difficult to frame that in a materiality context.

We just wanted to
flag it as a potential headwind given that

if, at some point, if the IPO calendar really does get

delayed across the
street, it'll have ultimately an impact on ECM revenues.

Potentially even on other capital markets revenues.

So we
just wanted to flag it as a risk factor that

we see, but very difficult to frame in terms of materiality

at this point.
Chris Hallam, Goldman Sachs
Okay, thanks very much.
Andrew Coombs, Citi
Morning. If I could have one on litigation

and one on net interest income. On litigation,

if I look at note 14 in
your accounts, you do talk about ATA with respect to terrorist attacks in Iraq. You also talk about Madoff and
Luxembourg fund reports. I'm sure you've seen the events

with BNP Paribas with respect to Sudan and more
recently seen HSBC and the Luxembourg court

ruling on cash restitution on Madoff. So, is there any points of comparison that you would make, any similarities

versus differences to the outstanding cases that you have

and
flag in note 14 in your accounts?
And then completely separately, net interest income trajectory. You obviously had good growth in Q3, better
than anticipated. Largely seems to be due to

the deposit mix and pricing. But you're then

guiding to stable net
interest income in Q4 again. So, is there an additional

headwind coming through that you're foreseeing in Q4? Is
it just a function of Fed rates? What are the moving

parts that mean that you are slightly more conservative

on
your Q4 guide versus the experience in Q3?

Thank you.

Todd

Tuckner
Yeah, thanks, Andy.

So on the second question in terms of

NII and the outlook. I mean, first, just to maybe
unpack it, from a P&C perspective, I think there it's pretty clear that notwithstanding the point I made to Anke
around balance sheet management, the NII is going to

be difficult to move out of this sort of flat trajectory

with
interest rates not having anywhere to go at this point.

When they move, as I've said, given the positive

convexity
in the curve, whether rates move up or down,

that will benefit

us in P&C NII.

In wealth, it's always, the dynamics with rates

going down, are always somewhat difficult to model because

of
the impact. Of course, we are still pushing to see continued

re-leveraging. So we've had our third quarter of re-
leveraging. So that's a positive trend that can help.

Also as rates tick down low enough, then

you start to see
even re-leveraging take a much more significant uptick just given interest in the carry trade. But we're not yet
seeing that at the levels at the moment. Of course,

as well as rates go down, then you have

some mix shift
dynamics that have been favorable but are also difficult to

call, especially given the rate levels we're at.
So, we think that we'll continue to manage the

downward pressure on NII from lower rates. Rates are already very low on half of our balance sheet, just

given euro and Swissie [Edit:
Swiss franc ]. And as dollars come down
that'll have some downward pressure on deposit NIM, but we'll continue to manage everything and naturally as
NII is only a quarter of GWM's revenues, of course,

potentially a lower rate environment also portends

favorable
things around transactional activity and even potentially

recurring fees.
Look, on your litigation questions, broadly, we’re first of all not going to comment on other firms'

cases, and do
read acrosses and comment whether on ATA or on Madoff. So, we have our disclosure in the litigation note and I would just direct you to read and form your own conclusions.

But we're not going to speculate on what we

don't
know about other institutions' legal cases.

Benjamin Goy, Deutsche Bank
Yes. Hi, good morning. Two

questions from me. So first it looks like you didn't

upstream capital out of your New
York or Credit Suisse international entities this quarter, but last year you did a significant one in Q4. So should we expect something similar this year? Maybe you

can share some color on that.
And then secondly, asset quality remains rock solid. At least in the US disclosure we see that your exposure to non-deposit-taking financial institutions is quite

low. But any additional details of exposures to private credit, private equity and hedge funds will be appreciated.

And potentially also broader thoughts on the credit concerns in the market outside of single cases. Thank

you.
Todd

Tuckner
Thanks, Benjamin. So in terms of upstreaming capital

from our subsidiaries, in particular, the UK subsidiary where
I've guided in the past still expectation over

the rest of this year into next year. We don't control the timing, but what we control is continuing to derisk the balance

sheet. And, but ultimately the timing to

upstream requires
regulatory approval, so we don't control that, but I'm still expecting that the UK – the capital repatriations from
the UK will happen over the near to midterm.

In the US, and I've mentioned in the past, our

expectation is to
reduce the capital ratio to levels that were pre-CS levels of CET1 capital. You could see this quarter still elevated
with a two-handle in terms of CET1. We're working as

well to reduce, reduce the capital levels there, and that
will also result in there being upstream of capital from the US to the Parent Bank.

I will give more color next
quarter on the expectations around what I see for

the full year 2026, at this stage, but we continue

to work to
upstream as much as we can as a function of derisking

the balance sheet from the CS acquisition.
And on the second question in terms of NBFIs,

look, I'm very comfortable with our on-balance

sheet exposure
from a credit standpoint. I think that's pretty clear, if you take from me my updates each quarter on where our balance sheet is, what it consists of, cost of

risk. Our NBFI counterparties are largely investment

grade, strong
protection in terms of collateralized positions. So,

I have no concerns about the broader credit environment
impacting on UBS at this stage. I'm seeing nothing

that would suggest any issues beyond what

I report regularly
on, which is in our Swiss environment, just working

through the back book from the Credit Suisse acquisition
that we've been doing and bringing to you

all my thoughts around the impact, say, of the ongoing and emerging trade policy effects on whether the back or the front

book in the Swiss business. So those are the things

that I
think are relevant and we'll continue to focus on. And

see no broader stress in the credit market that I would,
particularly in the private credit market, that I would

call out.
Benjamin Goy, Deutsche Bank
Good to hear. Thank you.

Amit Goel, Mediobanca
Hi. Thank you. Two questions from me, just follow-ups really. But, one, so just on the, coming back to the US
Wealth piece, I just really wanted to understand – I appreciate you'll give more guidance with full year but with
then the changes to the grid to try and get

a bit more attention and to kind of stabilize the

flows, could we see
the operating margin then again kind of

decline a little bit before you look to get that

improving again?
And then secondly, just on the PCB business then, I guess, in the comments then,

so the deposit – the net new
deposit outflow reflected some balance sheet optimization,

but I was a bit confused about then why

there would
be some slightly more favorable deposit offerings then being made. So just wanted to understand that

a bit
better. And essentially with the outlook being a bit more cloudy for Switzerland, just curious how you're seeing
the balance sheet development there going into next

year. Thank you.
Todd

Tuckner
Yes, Amit. So, maybe just taking your second question first. So on the balance sheet,

we continue to, and we
disclose that, continue to extend significant

levels of credit to clients here in Switzerland, CHF40 billion, very focused on that.
In terms of how we're thinking about the balance sheet,

the balance sheet is critical for us in our

Swiss business,
as I mentioned. One, to just manage the franchise

now, particularly post, as we move into a post-integration
state, we're going to lean in more and more on the balance sheet to help our clients and to drive NII even if

the
rates are not helping. So, the dynamics here in Switzerland

around balance sheet remain quite important to

us
and ensuring that we're seen as a trusted lender to

our counterparties is quite critical to us and

is why we talk
about the level of credit that we're extending or rolling over on a regular basis to show the levels that we're
maintaining here in the Swiss market.
In terms, just quickly, on the outflow as part of the optimization, I think it's important to understand that we're
also looking to maximize funding value around

our deposits, and that's pretty critical how we price

and how we
term out deposits. In particular, is important, just to also manage some, across the

Group, some of the FX-driven
headwinds I've touched on that make leverage

more constraining. So, just important, it's just a tool

we're using
across the Group to improve or increase funding value along our deposits and just to ensure that we're
maximizing it in that respect.

You asked about the US Wealth business and the changes to the grid and the impacts.

I've mentioned the
impacts. In terms of the outlook on the

pre-tax margin from the changes, if I isolate the pre-tax margin effects
from the changes that we've made, they're pre-tax margin accretive and they're helpful, they're supportive. And
that's not just what's happened life to date,

but also as we model out what we might

see. Naturally, we're
working quite hard to ensure that the outflows taper, as I've said. We'll see some lag effect is likely, just given the movement that we've seen, and given the

time that it takes before advisors are off our platform. But we're, that, remains a focus for us so that I would say is pre-tax margin accretive in the way we see it. And, therefore, the
changes to the grid that we made, by the

way, this most recent year that we announced, do not go backwards.
They are incentivizing growth and they're resonating really well. The things that we have introduced are
resonating well with advisors. So, we don't see that

going backwards, though, because some of the

things that
we had changed in the year before were not things that

we reinstated.
Amit Goel, Mediobanca

Okay, thank you.
Sarah Mackey
I think we have no further questions. So thank

you, everyone, for joining and asking questions

and we look
forward to updating you with our fourth quarter results

in February. Thank you.

Cautionary statement

regarding forward-looking statements

|

This document contains

statements that

constitute “forward-looking

statements”, including
but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and

future development

and goals.

While these

forward-looking statements

represent UBS’s

judgments, expectations

and objectives

concerning
the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In

particular,

the global

economy may

suffer

significant adverse

effects from

increasing political

tensions between

world powers,

changes to
international trade policies, including

those related

to tariffs and

trade barriers, and

evolving conditions in

the Middle East,

as well as

the continuing Russia–
Ukraine war. UBS’s acquisition of the Credit Suisse Group has materially changed its outlook and strategic

direction and introduced new operational

challenges.
The integration of the Credit Suisse

entities into the UBS structure is expected

to continue through 2026 and presents

significant operational and execution

risk,
including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction,

that it may incur higher costs
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of Credit Suisse and that

the acquired business may

have greater risks or liabilities,

including those related to litigation,

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Following the failure of

Credit Suisse, Switzerland is

considering significant changes to its

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would
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factors that may

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or staff interpretations of

law in the

US; (iii) inflation

and interest rate

volatility in major

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in the macroeconomic
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the markets

in which UBS

operates or to

which it is

exposed, including

movements in

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exchange
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residential

and

commercial

real

estate

markets,

general

economic

conditions,

and

changes

to

national

trade

policies

on

the

financial

position

or
creditworthiness of UBS’s clients

and counterparties, as well

as on client sentiment

and levels of

activity; (v) changes in

the availability of capital

and funding,
including any

adverse changes

in UBS’s

credit spreads

and credit

ratings of

UBS, as

well as

availability and

cost of

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as affected

by the

marketability
of a

current additional tier

one debt instrument, to

meet requirements for

debt eligible for

total loss-absorbing capacity (TLAC);

(vi) changes in

and potential
divergence between central bank

policies or the implementation

of financial legislation and regulation

in Switzerland, the US, the

UK, the EU and other financial
centers that have

imposed, or resulted

in, or may

do so in

the future, more

stringent or entity-specific

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net stable funding ratio,
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funding requirements,

heightened operational

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requirements, additional

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activities, constraints on remuneration, constraints

on transfers of capital and liquidity

and sharing of operational costs

across the Group or other measures, and
the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements

and
the potential need

to make further

changes to the

legal structure or

booking model

of UBS in

response to legal

and regulatory requirements

including heightened
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due to its acquisition

of the Credit

Suisse Group; (viii) UBS’s

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and improve its systems

and controls for complying
with sanctions in

a timely manner

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the detection and

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evolving regulatory requirements

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particular in

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the uncertainty arising

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stresses in

certain major economies;

(x) changes

in UBS’s

competitive
position, including whether differences in regulatory capital and other requirements among the major financial centers

adversely affect UBS’s ability to compete
in certain lines

of business; (xi) changes in

the standards of conduct

applicable to its

businesses that may result

from new regulations

or new enforcement of
existing standards, including measures

to impose new

and enhanced duties when

interacting with customers and

in the execution

and handling of

customer
transactions; (xii)

the liability to

which UBS

may be exposed,

or possible constraints

or sanctions that

regulatory authorities

might impose on

UBS, due to

litigation,
including litigation

it has

inherited by

virtue of

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of Credit

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including the

potential for
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or the

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a

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as the effect that litigation, regulatory and

similar matters have on the operational

risk component of its RWA; (xiii) UBS’s

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employees necessary to generate revenues and to manage,

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goodwill, the recognition

of deferred tax

assets and other

matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii)

the occurrence

of operational

failures, such

as fraud,

misconduct, unauthorized

trading, financial

crime,
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cyberattack threats; (xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

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other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or

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or other factors may

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as well as the

evolving nature of

underlying science

and industry and

the increasing divergence

among regulatory regimes;

(xxi) the ability of

UBS to access

capital
markets; (xxii) the

ability of UBS

to successfully recover

from a disaster

or other business

continuity problem due

to a hurricane,

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terrorist attack,
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failure or other natural

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the effect that these
or other factors or

unanticipated events, including media reports and

speculations, may have on its

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above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their

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business and financial

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affected by other

factors identified in

its past and

future filings and

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including those

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Securities and

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(the SEC).

More detailed

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those factors

is set

forth in

documents
furnished by UBS

and filings made

by UBS with

the SEC, including

the UBS Group

AG and UBS

AG Annual Reports

on Form 20-F

for the year

ended 31 December
2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
© UBS 2025. The key symbol and UBS are among

the registered and unregistered trademarks of UBS. All rights reserved

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

October 30, 2025